Exhibit 99.1

Carlyle-led Consortium Submits Indication of Interest to Acquire Advanced Semiconductor Engineering, Inc. at NT$39 Per Share

November 24, 2006 – Taipei / Hong Kong. In response to media reports today, a Carlyle-led consortium (Consortium) acknowledges that it has submitted an indication of interest to the Board of Directors of Advanced Semiconductor Engineering, Inc. (ASE) regarding a potential all-cash acquisition of ASE at NT$39 per share. The indicative price represents a 23.5% premium over the 30-day average closing price of ASE shares. The Consortium has also entered into an exclusivity agreement with Mr. Jason Chang, the Chairman and largest shareholder of ASE, holding approximately 18.4% of the outstanding shares of ASE (including shares held by his affiliated holding company), in connection with the potential acquisition. Chairman Chang has agreed, subject to certain conditions, to participate as a member of the Consortium, and will roll his equity interest in ASE into an equity interest in the holding company formed by the Consortium.

“We believe a potential acquisition of this nature illustrates Carlyle’s tremendous confidence in Taiwan. If completed, it will reinforce Taiwan’s status as a first-rate international financial center and a key destination for global private equity capital,” said Greg Zeluck, Managing Director and Co-Head of Asia Buyouts of The Carlyle Group.

The Carlyle Group has been an active investor in Taiwan since 1999, with notable investments in Taiwan Broadband Communications and Eastern Multimedia Corporation. Carlyle has also made significant investments in the global semiconductor sector, including Jazz Semiconductor and AZ Electronics, together with pending investments in Freescale Semiconductor and Toshiba Ceramics. Mr. Zeluck added, “As a Carlyle affiliated entity, ASE would be in a position to better take advantage of accelerating global outsourcing trends for semiconductor assembly and testing services, many of which are driven by recent ownership shifts and a strategic transformation of the industry. In addition, we expect ASE, its management and its employees to benefit from the collective semiconductor know-how and global networks of Carlyle and its portfolio companies.”

Cautionary Statements

The discussions between ASE and the Consortium have not been completed and there can be no assurance that an offer will ultimately be made by the Consortium or what the ultimate terms of such an offer would be.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The potential offer for the outstanding shares of ASE described in this announcement has not commenced. Any offers to purchase or solicitations of offers to sell, if ultimately made, will be made in accordance with Taiwan law, including without limitation a tender offer filed with the Financial Supervisory Commission (“FSC”) of Taiwan. In addition, such offers or solicitations will be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

If and when they become available, the offer documents required under Taiwan and U.S. laws will contain important information and shareholders of ASE are urged to read them carefully before any decision is made with respect to any offer. Those documents will be made available by the Consortium to all shareholders of ASE at no cost to them. In addition, shareholders of ASE will be able to obtain a free copy of those documents (if and when they become available) at the website maintained by FSC (http://www.fscey.gov.tw), Taiwan’s Market Observation Post System (http://newmops.tse.com.tw) or the SEC (http://www.sec.gov), as applicable.

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For media inquiries:

Dorothy Lee

The Carlyle Group

Tel: +852 2878 5091

Mobile: +852 9109 5466

Email: Dorothy.lee@carlyle.com

Or

Apex PR

Ming-Wei Bu

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Tel: +886 (02) 77187777 ext.531

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E-mail: mingwei@apexpr.com.tw